UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2016

Commission File Number: 001- 37413

Concordia International Corp.

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302

Oakville, Ontario

L6J 1H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 28, 2016, Concordia International Corp., formerly known as Concordia Healthcare Corp., issued a press release announcing the change of its name and commenting on Brexit’s impact on the company’s business. In conjunction with this Concordia International Corp. is filing the following exhibits:

Exhibit 99.1	Press release of Concordia International Corp. dated June 28, 2016.

Exhibit 99.2	Articles of Amendment dated June 27, 2016.

This Report on Form 6-K and exhibit 99.2 hereto are hereby incorporated by reference into Concordia International Corp.’s Registration Statement on Form F-10 (Registration No. 333-205596).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Mark Thompson
Name:	Mark Thompson
Title:	Chief Executive Officer

Date: June 28, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Concordia International Corp. dated June 28, 2016.

99.2	Articles of Amendment dated June 27, 2016.